Exhibit 99.2
Change in the Share Numbers of Largest Shareholder of POSCO
     We hereby inform you of a change in the share numbers of largest shareholder of POSCO (the ‘Company’) according to Financial Supervisory Commission of Korea and Korea Stock Exchange Act. Details are as follows:
     On January 29, 2008, POSCO confirmed and released the change in the share numbers of largest shareholder of the company in accordance with the shareholders’ registry book, which was closed at the end of December 2007.
     As of Dec 31st, 2007, National Pension Service’s ownership stake in POSCO increased as the largest shareholder holding 3,404,897 shares, 3.90% of the company’s issued common stocks.